SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 --------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 2)

                         THE SMITHFIELD COMPANIES, INC.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    832245104
                                 (CUSIP Number)

                              Michael H. Cole, Esq.
                             Smithfield Foods, Inc.
                               200 Commerce Street
                           Smithfield, Virginia 23430
                                 (757) 365-3000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                             Gary E. Thompson, Esq.
                                Hunton & Williams
                               951 E. Byrd Street
                            Richmond, Virginia 23219
                                 (804) 788-8200

                                 April 26, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 17 Pages Exhibit
                            Index appears on page 12.

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CUSIP NO. 832245104                   13D                    Page 2 of 17 Pages
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1       NAME OF REPORTING PERSONS:  Smithfield Foods, Inc.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  52-0845861


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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                 (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS

        WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Virginia
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     NUMBER OF          7       SOLE VOTING POWER
                                428,496
      SHARES
                    ------------------------------------------------------------
                        8       SHARED VOTING POWER
   BENEFICIALLY
                                -0-
     OWNED BY
                    ------------------------------------------------------------
       EACH             9       SOLE DISPOSITIVE POWER
     REPORTING                  428,496
                    ------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
    PERSON WITH                 -0-

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        428,496

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                         [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.3%
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14      TYPE OF REPORTING PERSON

        CO, HC
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

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CUSIP NO. 832245104                   13D                     Page 3 of 17 Pages
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1       NAME OF REPORTING PERSONS:  SF Investments, Inc.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  51-0326024


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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                 (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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     NUMBER OF          7       SOLE VOTING POWER
                                --
      SHARES
                    ------------------------------------------------------------
                        8       SHARED VOTING POWER
   BENEFICIALLY
                                --
     OWNED BY
                    ------------------------------------------------------------
       EACH             9       SOLE DISPOSITIVE POWER
     REPORTING                 --
                    ------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
    PERSON WITH                --

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        428,496

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

         Reference is made to the statement on Schedule 13D, dated as of June 17, 1991, as amended by Amendment No. 1 thereto, dated as of August 22, 1991 (hereinafter collectively referred to as the "Schedule 13D"). The percentage of Common Stock reported in this amendment as being beneficially owned by SF Investments, Inc. is based upon the number of outstanding shares on February 8, 2001, as identified in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 2000. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

         The Schedule 13D is hereby amended and supplemented on behalf of the undersigned as set forth below:

Item 1.    Security and Issuer.

         Item 1 of Schedule 13D is hereby amended by replacing the final sentence thereof with the following:

         The address of the principal executive offices of the Issuer is 311 County Street, Portsmouth, Virginia 23704.

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

                  This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Smithfield Foods, Inc., a Virginia corporation ("Smithfield"), and (2) SF Investments, Inc., a Delaware corporation ("SF Investments"). The address of the principal executive office of Smithfield is 200 Commerce Street, Smithfield, Virginia 23340. Smithfield is the leading producer and marketer of fresh pork and processed meats in the United States. The address of SF Investments is 1105 N. Market St., Ste. 1112, Wilmington, Delaware 19899. SF Investments is a wholly owned subsidiary of Smithfield.

                  To the best of Smithfield's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Smithfield, and the name, principal business address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

                  To the best of SF Investment's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of SF Investments, and the name, principal business address of any corporation or other organization in which such employment is conducted is set forth in Schedule II hereto. The information contained in Schedule II is incorporated herein by reference.

                  During the last five years, neither of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any of the executive officers or directors of Smithfield listed in Schedule I hereto or SF Investments listed on Schedule II hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by adding the following thereto:

         In the event the transaction described in Item 4 is consummated, the funds to be used by Smithfield to acquire shares of Common Stock will be provided from internally generated funds of Smithfield.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

         Prior to February 2001, Smithfield had no material contacts with the Issuer regarding any potential strategic transaction involving the two companies.

         In the ordinary course of its business, Smithfield is engaged in the evaluation of potential candidates for acquisitions and strategic transactions. In connection therewith, in late February 2001, Smithfield was contacted by the financial advisor to the Issuer, who inquired regarding Smithfield's interest in a possible strategic transaction with an unnamed company. Following Smithfield's execution of a confidentiality agreement on February 26, 2001, the Issuer's financial advisor provided Smithfield with certain information concerning the Issuer, its operations, financial results and prospects, and requested a preliminary indication of interest regarding a possible strategic transaction. On March 14, 2001, Mr. Joseph W. Luter, III, Chairman of the Board, President and Chief Executive Officer of Smithfield, advised Mr. Richard S. Fuller, President and Chief Executive Officer of the Issuer, that Smithfield was prepared to offer to acquire all of the outstanding shares of Common Stock in a merger in which each holder of Common Stock would receive $8.50 in cash per share. Mr. Luter noted that Smithfield's proposal was subject to a number of conditions, including satisfactory completion of due diligence and negotiation and execution of a mutually satisfactory merger agreement.

         From time to time after March 14, 2001, through April 26, 2001, representatives of Smithfield and the Issuer engaged in preliminary, non-binding discussions regarding the terms of a possible acquisition of the Issuer by Smithfield, and exchanged drafts of a proposed Agreement and Plan of Merger related thereto, which drafts reflected the continued existence of a number of unresolved issues between the parties. In addition during such period, Smithfield commenced a preliminary due diligence investigation of the Issuer, including a review of its financial and operational prospects. From the evening of April 24, 2001, through mid-day on April 26, 2001, representatives of Smithfield and the Issuer engaged in several discussions regarding the results of Smithfield's preliminary due diligence investigations, and the Issuer's comments on the draft Agreement and Plan of Merger, resolving certain issues related thereto. During the afternoon of April 26, 2001: (i) Smithfield and the Issuer entered into an exclusivity agreement (the "Exclusivity Agreement") pursuant to which the parties agreed that, for a twenty (20) day period commencing on the date thereof, the parties would engage in good faith negotiations with respect to the possible acquisition of the Issuer by Smithfield, and the Issuer would not engage in any discussions with, or provide any non-public information to, any third party regarding a possible acquisition of the Issuer; and (ii) the Issuer issued a press release announced that it was engaged in exclusive discussions with Smithfield regarding the possible acquisition by Smithfield of the Issuer for cash consideration of $8.50 per share. The Exclusivity Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

         Investors are cautioned that there can be no assurance that the transaction described above, or a similar transaction, will be consummated. Any such transaction would be subject to satisfactory completion of Smithfield's due diligence, negotiation and execution of a definitive merger agreement and customary closing conditions, including the approval of the holders of more than two-thirds of the outstanding shares of Common Stock of the Issuer. In the event the transaction described above is consummated, the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, would be terminated and the Common Stock would no longer be eligible for quotation on the OTC Bulletin Board. Smithfield and SF Investments also anticipate that the present size and composition of the Issuer's current board of directors would be changed.

         Except as set forth above, Smithfield and SF Investments do not have any current plans or proposals that relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended by adding the following thereto:

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

         SF Investments is the beneficial owner of 428,496 shares of Common Stock, representing approximately 20.3% of the Common Stock issued and outstanding as of February 8, 2001. Smithfield, as the sole stockholder of SF Investments, may be deemed to beneficially own the shares directly owned by SF Investments and therefore may be deemed to beneficially own 428,496 shares, representing approximately 20.3% of Common Stock issued and outstanding as of February 8, 2001.

         To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons beneficially own shares of Common Stock. There have been no transactions with respect to shares of Common Stock, within 60 days prior to the date hereof, by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of their directors or executive officers.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of The Issuer.

         Except for the Exclusivity Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1     Exclusivity Agreement between the Issuer and Smithfield

Exhibit 2     Press Release issued by the Issuer on April 26, 2001

Exhibit 3     Joint Filing Agreement between the Reporting Persons

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SMITHFIELD FOODS, INC.



Date:    April 26, 2001              By:          /s/ C. Larry Pope
                                              ----------------------------------
                                     Name:    C. Larry Pope
                                     Title:   Vice President and Chief Financial
                                              Officer



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SF INVESTMENTS, INC.



Date:    April 26, 2001              By:         /s/ Michael H. Cole
                                              ----------------------------------
                                     Name:    Michael H. Cole
                                     Title:   Vice President

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF SMITHFIELD FOODS, INC.

                  The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Smithfield Foods, Inc. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 200 Commerce Street, Smithfield, Virginia 23430.

         Board of Directors
           Name And Title                   Present Principal Occupation
           --------------                   ----------------------------
Joseph W. Luter, III,                       President, Chief Executive Officer and
Chairman of the Board                       Chairman of the Board;
                                            Smithfield Foods, Inc.

Robert L. Burrus, Jr.,                      General Partner;
Director                                    McGuireWoods LLP

Carol T. Crawford,                          Visiting Professor of Law;
Director                                    George Mason University School of Law

Ray A. Goldberg,                            Moffett Professor of Agriculture
Director                                    and Business, Emeritus, Harvard
                                            Business School

George E. Hamilton, Jr.,                    Retired; formerly President and Chief
Director                                    Operating Officer of the Smithfield Packing
                                            Company, Incorporated

Wendell H. Murphy,                          Private Investor; formerly Chairman of the
Director                                    Board and Chief Executive Officer of Murphy
                                            Farms, Inc.

William H. Prestage,                        Chairman of the Board and Chief Executive Officer;
Director                                    Prestage Farms, Inc.

Melvin O. Wright,                           Advisor;
Director                                    PrimeCorp Finance

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


                                        Title and Present
         Name                          Principal Occupation
         ----                          --------------------

Joseph B. Sebring           President and Chief Operating Officer;
                            John Morrell & Co.

Lewis R. Little             President and Chief Operating Officer;
                            Lykes Meat Group, Inc. and The Smithfield Packing
                            Company Incorporated

C. Larry Pope               Vice President and Chief Financial Officer;
                            Smithfield Foods, Inc.

Richard J.M. Poulson        Vice President and Senior Advisor to the Chairman;
                            Smithfield Foods, Inc.

                                   SCHEDULE II
                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF SF INVESTMENTS, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of SF Investments, Inc. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 1105 N. Market St., Ste. 1112, Wilmington, Delaware 19899.

         Board of Directors
          Name And Title               Present Principal Occupation
          --------------               ----------------------------

David W. Dupert,                       President;
Director, President                    Delaware Corporate Management.

Kathy McKnight,                        Partner;
Director                               Shaw Pittman

Daniel G. Stevens,                     Vice President and Controller;
Director                               Smithfield Foods, Inc.

Mary Fisher,                           Benefits Administrator;
Director                               Smithfield Foods, Inc.

Michael H. Cole                        Secretary and Associate General Counsel;
Director, Vice President               Smithfield Foods, Inc.

                                  EXHIBIT INDEX

 Exhibit                           Description
 -------                           -----------


    1.         Exclusivity Agreement between the Issuer and Smithfield

    2.         Press Release issued by the Issuer on April 26, 2001

    3.         Joint Filing Agreement between the Reporting Persons